Exhibit 21

BUILDING MATERIALS CORPORATION OF AMERICA

LIST OF SUBSIDIARIES

COMPANY	STATE OF INCORPORATION

BMCA Insulation Products Inc.	Delaware
BMCA Receivables Corporation	Delaware
Building Materials Investment Corporation	Delaware
Building Materials Manufacturing Corporation	Delaware
GAF Leatherback Corp.	Delaware
GAF Materials Corporation (Canada)	Delaware
GAF Premium Products Inc.	Delaware
Wind Gap Real Property Acquisition Corp.	Delaware
GAF Real Properties Inc.	Delaware
GAFTECH Corporation	Delaware
LL Building Products Inc.	Delaware
Ductwork Manufacturing Corporation	Delaware
Pequannock Valley Claim Service Company, Inc.	Delaware
South Ponca Realty Corp.	Delaware